Exhibit 1

Recent Developments

Agreement with Marfrig

In July 2011, we received Brazilian antitrust approval for our business combination with Sadia from the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, the Brazilian government agency with antitrust decision making authority), or “CADE.” The approval was subject to a number of conditions set forth in the Performance Commitment Agreement (Termo de Compromisso de Desempenho), or “TCD,” including, among others, the suspension of the use of certain brands and the divestment of certain trademarks and plants and distribution centers in the domestic market.

In March 2012, we entered into an agreement with Marfrig Alimentos S.A., or “Marfrig,” pursuant to which we have agreed to transfer certain assets in compliance with the TCD. In exchange, we will receive from Marfrig R$350.0 million in cash (of which R$100.0 million will be paid between June and October 2012, and the remaining R$250.0 million is expected to be paid in 72 monthly installments, plus interest), Marfrig’s total shareholding stake in Quickfood S.A. (equivalent to approximately 90% of its capital stock), a publicly held Argentine food corporation, as well as Marfrig’s commercial operations related to the Paty and Barny brands in Uruguay and Chile. The transaction with Marfrig is subject to conditions precedent, including a pronouncement by the CADE that the agreement fulfills the conditions of the TCD.

On May 23, 2012, our shareholders approved our acquisition of Quickfood S.A., one of the conditions precedent set forth in the Marfrig agreement. On May 28, 2012, we received an incomplete version of the opinion of the legal department of the CADE (Procuradoria Federal Especializada junto ao CADE), or “ProCADE,” indicating that the ProCADE has determined that our agreement with Marfrig fulfills the conditions of the TCD. However, we have not yet received the decision of the CADE itself. The closing of the Marfrig transaction is also subject to certain additional conditions precedent.

We expect the Marfrig transaction to close in June 2012. Although the closing is likely to occur after the June 1, 2012 date in order to enable both sides additional time to fulfill the remaining conditions precedent, we do not currently expect a significant delay in the closing.

On the closing date of the Marfrig transaction, we expect to transfer title to Marfrig of an entity that will hold the assets subject to the agreement, and we expect to receive title to Marfrig’s interest in Quickfood S.A. Actual physical delivery of the facilities subject to the agreement is expected to occur in stages, with Marfrig taking possession of certain production facilities and distribution centers at closing and the remaining facilities in July and August 2012. We will be required to provide the CADE evidence of these deliveries and other steps in the implementation of our agreement with Marfrig to enable the CADE to monitor our compliance with the TCD.

In addition, beginning on the closing date of the Marfrig transaction, we will be required to:

•	suspend the use of our Perdigão brand in Brazil:

•

for three years for cooked hams, luncheon meat, the pork festive line (frozen seasoned pork loin, smoked pork shoulder, seasoned bone/boneless pork leg, boneless baby tender ham and pork tender), smoked sausage and pork sausage;

•	for four years for salamis; and

•	for five years for lasagnas, frozen pizzas, kibes, meatballs and the light line of turkey cold cuts; and

•

suspend the use of the Batavo brand for four years for the types of products listed above, as well as for margarine, in natura turkey, bologna sausage, the poultry festive line, hamburger and breaded products.

In addition, the TCD restricts our ability for five years to create new brands to reenter categories for which we are suspending our use of the Perdigão brand as described above. Under the TCD, our use of certain of our other existing brands is limited for five years to specific product categories and, in some cases, a specified percentage of our sales volumes in those product categories. For example, our use of the Chester® brand will be limited to seasonal poultry kits and a percentage of our frozen pizza sales volumes. These limitations on existing brands are intended to restrict our ability to use those brands to expand into product categories for which we have suspended our use of brands under the TCD.

For more information on the TCD and our agreement with Marfrig, see “Item 4. Information on the Company — A. History and Development of the Company — Recent Acquisitions and Investments — Business Combination with Sadia” in our annual report on Form 20-F for the year ended December 31, 2011 (the “2011 Form 20-F”).

Investment Grade Ratings

During the first quarter of 2012, we obtained investment grade ratings from Moody’s Investors Service and Standard & Poor’s, and Fitch Ratings reiterated its investment grade rating.

Revolving Credit Facility

In order to improve our liquidity management, on April 27, 2012, we and our subsidiaries Perdigão International Ltda. and Perdigão Europe — Sociedade Unipessoal Lda. entered into a U.S.$500 million, 3-year revolving credit facility with two tranches (U.S. dollar and euro), with a syndicate of nineteen banks. Borrowings under this revolving credit facility accrue interest at an annual rate of LIBOR plus a spread ranging from 1.6% to 2.5% depending on our credit ratings. As of the date hereof, we have not made any borrowings under this revolving credit facility.

Election of Alternate Board Member and Fiscal Council Members at our Annual Shareholders’ Meeting

We held our annual shareholders’ meeting on April 24, 2012, pursuant to which Carlos F. Costa was elected as an alternate member of our board of directors, in replacement of Suzana Hanna Stiphan Jabra. In addition, Suzana Hanna Stiphan Jabra was elected to our Fiscal Council, in replacement of Manuela Cristina Lemos Marçal, and Manuela Cristina Lemos Marçal was elected as an alternate member of our Fiscal Council, in replacement of Paola Rocha Ferreira. See “Item 6. Directors, Senior Management and Employees” in our 2011 Form 20-F.

Other Financial Information

	At and for the Three Months ended March 31,			At and for the Year Ended December 31,
	2012(1)	2012	2011	2011(1)	2011	2010
	(in millions of U.S.$)	(in millions of reais)	(in millions of reais)	(in millions of U.S.$)	(in millions of reais)	(in millions of reais)
	(unaudited)
Other Financial Data:
Net debt (at period end)(2)	3,278.6	5,974.0	3,814.2	2,967.9	5,407.9	3,634.4
Adjusted EBITDA(3)	292.0	532.0	816.5	1,780.5	3,244.3	2,635.1
Net debt/Adjusted EBITDA(2)(3)(4)		2.0x	1.3x		1.7x	1.4x
Adjusted EBITDA margin(5)		8.4%	13.6%		12.6%	11.6%

(1)	Translated for convenience only using the selling rate as reported by the Central Bank for reais into U.S. dollars at March 31, 2012 of R$1.8221 = U.S.$1.00.

(2)	We define net debt as short term debt minus other financial assets and liabilities, net plus long-term debt minus cash and cash equivalents and marketable securities. Net debt is a supplemental measure of our financial condition and used in making certain management decisions. It is not a prescribed measure under IFRS. The following table sets forth our net debt at the dates indicated:

	At March 31,			At December 31,
	2012(a)	2012	2011	2011(a)	2011	2010
	(in millions of U.S.$)	(in millions of reais)	(in millions of reais)	(in millions of U.S.$)	(in millions of reais)	(in millions of reais)
Short-term debt	1,970.5	3,590.4	2,246.0	1,894.8	3,452.5	2,227.7
(-) Other financial assets and liabilities, net	(63.6)	(115.9)	7.8	(135.7)	(247.2)	16.4
(+) Long-term debt	2,466.7	4,494.6	5,087.1	2,525.2	4,601.1	4,975.2
(-) Cash, cash equivalents and marketable securities	1,222.1	2,226.8	3,511.1	1,587.7	2,892.9	3,552.1

Net debt	3,278.6	5,974.0	3,814.2	2,967.9	5,407.9	3,634.4

(a)	Translated for convenience only using the selling rate as reported by the Central Bank for reais into U.S. dollars at March 31, 2012 of R$1.8221 = U.S.$1.00.

(3)	We calculate EBITDA as net income attributable to BRF shareholders plus income and social contribution taxes plus financial expenses, net plus depreciation, amortization and depletion. We define Adjusted EBITDA as EBITDA plus other operating results, plus minority interest in income of subsidiaries, plus net income attributable to non-controlling interest. We use EBITDA and Adjusted EBITDA as supplemental measures of our financial performance as well as of our ability to generate cash from operations. We also use EBITDA and Adjusted EBITDA in making certain management decisions. Neither EBITDA nor Adjusted EBITDA are prescribed measures under IFRS and should not be considered as substitutes for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. The use of EBITDA and Adjusted EBITDA has material limitations, including, among others, the following:

•

EBITDA and Adjusted EBITDA do not include financial expenses, including interest expense. For example, because we borrow money to finance some of our operations and capital expenditures, interest is a necessary and ongoing part of our costs.

•	EBITDA and Adjusted EBITDA do not include income and social contribution taxes. The payment of these taxes is a necessary and ongoing cost of our operations.

•

EBITDA and Adjusted EBITDA do not include depreciation, amortization or depletion. For example, because we use property, plant and equipment to generate revenues in our operations, depreciation is a necessary and ongoing component of our costs.

•	Adjusted EBITDA does not include the other operating expenses set forth in the table below, which are expenses of our operations, and we may incur similar expenses in the future.

•	EBITDA and Adjusted EBITDA as calculated by us may not be comparable to similarly titled measures of other companies.

The following table reconciles EBITDA and Adjusted EBITDA to our consolidated net income:

	Three Months Ended March 31,			Year Ended December 31,
	2012(a)	2012	2011	2011(a)	2011	2010
	(in millions of U.S.$)	(in millions of reais)	(in millions of reais)	(in millions of U.S.$)	(in millions of reais)	(in millions of reais)
	(unaudited)
Net income attributable to BRF shareholders	84.1	153.2	383.5	750.5	1,367.4	804.1
(+) Income and social contribution taxes	22.1	40.2	86.0	85.9	156.5	196.5
(+) Financial expenses, net	41.2	75.0	52.3	263.2	479.5	483.1
(+) Depreciation, amortization and depletion	130.4	237.6	220.2	486.4	886.3	780.0

EBITDA	277.7	506.0	742.0	1,585.9	2,889.7	2,263.7

(+) Other operating results(b)	17.6	32.0	73.3	200.8	365.9	374.8
(+) Equity interest in income of subsidiaries(c)	(3.1)	(5.7)	(2.1)	(4.9)	(9.0)	(4.4)
(+) Non-controlling interest(d)	(0.2)	(0.3)	3.2	(1.3)	(2.3)	0.9

Adjusted EBITDA	292.0	532.0	816.4	1,780.5	3,244.3	2,635.0

(a)	Translated for convenience only using the selling rate as reported by the Central Bank for reais into U.S. dollars at March 31, 2012 of R$1.8221 = U.S.$1.00.

(b)	Represents expenses or income that we believe do not reflect the direct costs of our ongoing operations. Certain of these expenses do recur in successive periods, including:

•	costs incurred from losses or gains from sales of fixed assets;

•	provisions for penalties and contingencies;

•	costs incurred from idle facilities, or idling costs; and

•	costs related to employee profit sharing and officers’ bonuses.

We include provisions for penalties and contingencies in calculating Adjusted EBITDA because the amounts we record in any given period are unpredictable and vary according to the applicable stage of our legal and administrative proceedings. However, we expect to continue to record provisions for penalties and contingencies because we are involved in litigation in the ordinary course of our business. For more information about our litigation, see “Item 8. Financial Information—A. Consolidated Statements and Other Information—Legal Proceedings” in our 2011 Form 20-F.

We include idling costs in calculating Adjusted EBITDA because we do not view these costs as reflective of our production of products for sale and because we do not expect any given facility to remain idle in the long term. However, in the ordinary course of business, we incur idling costs when we find it necessary to strategically reduce production of a given product or for a given market and cannot redirect sales of that product or market to a different market, particularly when we encounter weak demand, low selling prices or other challenges for a given product or market.

We include profit sharing payments in calculating Adjusted EBITDA because we view our employees as stakeholders in our business and do not view these payments as direct costs of our operations. In addition, these payments vary according to our profits and are controlled by our board of directors. However, to the extent we record profits, we expect to record profit sharing payments in future fiscal periods.

Because costs of these types are an inevitable part of our business, you should not assume that we will be able to eliminate similar costs in future periods. In the periods set forth in the table above, our other operating results mainly include the following:

•	in the three months ended March 31, 2012, idling costs of R$20.0 million and employees’ profit sharing of R$17.0 million, partially offset by other adjustments in the amount of R$5.0 million;

•

in the three months ended March 31, 2011, provisions for contingencies in the amount of R$28.5 million and employees’ profit sharing of R$50.3 million, partially offset by other adjustments in the amount of R$5.5 million;

•

in the year ended December 31, 2011, provisions for contingencies of R$115.9 million, employees’ profit sharing of R$219.5 million and idling costs of R$65.9 million, partially offset by gains on sales of fixed assets of R$23.2 million and other adjustments in the amount of R$12.2 million; and

•

in the year ended December 31, 2010, idling costs of R$96.1 million, employees’ profit sharing of R$128.7 million, provision for contingencies of R$73.9 million, losses on sales of fixed assets of R$26.3 million and other adjustments in the amount of R$49.8 million.

(c)	Represents gains recorded relating to equity pick-up with respect to the portion of the net income of subsidiaries that we do not own.

(d)	Represents net income attributable to non-controlling shareholders’ interests. We include net income attributable to non-controlling shareholders’ interests in calculating Adjusted EBITDA because we are not legally or contractually obligated to distribute this net income to the non-controlling shareholders in any specified period. However, this portion of our net income is not included in calculating our consolidated net income attributable to BRF shareholders in accordance with IFRS.

(4)	Net debt/Adjusted EBITDA calculations for March 31, 2012 and 2011 are calculated using Adjusted EBITDA figures for the twelve months ended March 31, 2012 and 2011, respectively.

(5)	Represents Adjusted EBITDA divided by net sales.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements contained in our 2011 Form 20-F and with our unaudited interim consolidated financial statements contained in our Form 6-K/A filed with the SEC on May 16, 2012 (the “Interim Financials Form 6-K”). This discussion and analysis should also be read in conjunction with “Item 5: Operating and Financial Review and Prospects” in our 2011 Form 20-F.

The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Risk Factors” and “Forward-Looking Statements” in our 2011 Form 20-F.

Results of Operations

Business Segments and Product Lines

In order to reflect organizational changes that took place during the last quarter of 2011, we currently report our results according to the following segments, divided according to the sales channel:

•	Domestic market, which includes our sales within Brazil, except for dairy products and sales to food services customers;

•	Export market, which includes our export sales and sales generated outside Brazil, except for dairy products and sales to food service customers;

•	Dairy products, which includes our sales of milk and dairy products, produced both domestically and abroad; and

•

Food service, which includes sales of all products in our portfolio, except for dairy products, in the domestic and export markets in the food service category, which includes fast food chains, restaurants, hotels and the institutional market.

Within these segments, we report net sales in important product categories, to the extent relevant to a given segment:

•	Poultry, consisting of frozen whole and cut chickens and other poultry sold in both our domestic and export markets and in our food service segment;

•	Pork and Beef, consisting of frozen pork cuts and beef cuts sold in both our domestic and export markets and in our food service segment;

•	Processed Meat Products, sold in both our domestic and export markets and in our food service segment, such as the following:

•	marinated frozen whole and cut chickens, roosters (sold under the Chester® brand) and turkeys;

•	specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products; and

•	frozen processed meats, such as hamburgers, steaks, breaded meat products, kibes and meatballs, and frozen processed vegetarian foods;

•	Other Processed Products, sold in both our domestic and export markets and in our food service segment:

•	frozen prepared entrees, such as lasagna and pizzas, as well as other frozen foods, including vegetables, cheese breads and pies;

•	juices, soy milk and soy juices; and

•	margarine;

•	Milk, consisting of both UHT and pasteurized milk sold in Brazil in our dairy products segment;

•	Other Dairy Products, such as flavored milk, yogurts, fruit juices, soy-based beverages, cheeses and desserts sold primarily in Brazil but also abroad in our dairy product segment; and

•	Other, such as soy meal, refined soy flour and animal feed sold in our domestic and export markets.

In the domestic market, which accounted for 61.8% of our net sales in the three months ended March 31, 2012, we operate under brand names such as Perdigão, Sadia, Chester, Batavo, Elegê, Miss Daisy, Qualy and Becel (through a strategic joint venture with Unilever) and Turma da Mônica (under a license).

We export to more than 5,000 clients, primarily made up of distributors, the institutional market (which includes restaurants and food service chains) and food processing companies. In the three months ended March 31, 2012, our exports accounted for approximately 38.2% of our net sales, of which exports, (1) 17.9% were to Europe, (2) 23.4% were to the Far East, (3) 6.8% were to Eurasia (including Russia), (4) 30.3% were to the Middle East, and (5) 21.6% were to the Americas, Africa and other regions. In export markets, our leading brands are Perdix, Sadia, Hilal, Halal, Corcovado, Batavo, Fazenda, Borella and Confidence.

In the three months ended March 31, 2012, (1) 30.6% of our net sales were derived from poultry, (2) 9.9% from pork and beef, (3) 34.4% from processed meat products, (4) 12.0% from other processed products, (5) 10.0% from milk and other dairy products, and (6) 3.0% from other products. No single customer represented more than 5% of our net sales in the three months ended March 31, 2012.

Results of Operations as a Percentage of Net Sales for the Three Months Ended March 31, 2012 Compared to the Three Months Ended March 31, 2011

The following table sets forth the components of our results of operations as a percentage of net sales for the three months ended March 31, 2012 and 2011.

	Three Months Ended March 31,
	2012	2011
	(unaudited)
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(78.8)	(74.3)
Gross profit	21.2	25.7
Selling expenses	(15.0)	(14.2)
General and administrative expenses	(1.4)	(1.4)
Other operating expenses	(0.7)	(1.4)
Equity interest in income of affiliates	0.1	0.0

Operating income	4.2	8.7
Financial income (expenses), net	(1.2)	(0.9)
Income before taxes	3.0	7.9
Income and social contribution taxes	(0.6)	(1.3)

Net income	2.4	6.4
Attributable to:
BRF shareholders	2.4	6.4
Non-controlling interest	0.0	0.1

Presentation of Net Sales Information

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

•

ICMS Taxes — ICMS is a state value-added tax on our gross sales in the domestic market at a rate that varies by state and product sold. Our average ICMS tax rate for the three months ended March 31, 2012 was 10.0%.

•

PIS and COFINS Taxes — The PIS and the COFINS taxes are federal social contribution taxes on our gross sales in the domestic market at the aggregate rate of 5.4% for PIS and COFINS for the three months ended March 31, 2012. However, we currently benefit from a suspension of these taxes for in natura meat of pork, poultry and beef cuts as well as a zero tax rate for some dairy products.

•	Discounts, Returns and Other Deductions — Discounts, returns and other deductions are unconditional discounts granted to customers, product returns and other deductions from gross sales.

Most of our deductions from gross sales are attributable to the ICMS, PIS and COFINS taxes. As a result, our deductions from gross sales in the domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our export markets.

The table below sets forth our gross sales and deductions for the three months ended March 31, 2012 and 2011:

	Three Months Ended March 31,
	2012	2011	Change
	(in millions of reais)		(%)
	(unaudited)
Gross sales:
Domestic sales	3,586.6	3,305.3	8.5
Foreign sales	2,417.5	2,439.8	(0.9)
Dairy products	752.8	737.3	2.1
Food service	399.7	380.2	5.1

	7,156.6	6,862.6	4.3

Sales deductions
Domestic sales	(595.1)	(614.8)	(3.2)
Foreign sales	(58.4)	(57.3)	2.1
Dairy products	(119.1)	(109.4)	8.7
Food service	(46.9)	(60.6)	(22.6)

	(819.5)	(842.1)	(2.7)

Net sales
Domestic sales	2,991.5	2,690.5	11.2
Foreign sales	2,359.1	2,382.5	(1.0)
Dairy products	633.7	627.9	1.0
Food service	352.8	319.6	10.4

	6,337.1	6,020.5	5.3

Three Months Ended March 31, 2012 Compared with Three Months Ended March 31, 2011

The following provides a comparison of our results of operations for the three months ended March 31, 2012 as compared to our results of operations for the corresponding period in 2011, based on our unaudited interim consolidated financial statements prepared in conformity with IFRS for interim financial reporting in accordance with IAS 34 — Interim Financial Reporting contained in our Interim Financials Form 6-K.

As described in more detail below, our results of operations for the three months ended March 31, 2012 reflect the challenging scenario in our export markets, a situation we also observed in the three months ended December 31, 2011. Certain key markets such as Japan and the Middle East continue to suffer a process of adjustment and normalization of inventory levels and merchandise flows. At the same time, the performance of our domestic market and food service segments was good in spite of a weaker than expected first quarter of 2012 in the Brazilian market.

Net Sales

Our net sales increased by R$316.6 million, or 5.3%, to R$6,337.1 million in the three months ended March 31, 2012, from R$6,020.5 million in the corresponding period in 2011, primarily due to increased sales in our domestic market and food service segments, as described below.

Domestic Market

Net sales in the domestic market increased by R$301.0 million, or 11.2%, to R$2,991.5 million in the three months ended March 31, 2012, from R$2,690.5 million in the corresponding period in 2011, primarily due to an 8.4% increase in average selling prices and, to a lesser extent, a 3.0% increase in volume. Net sales increased primarily with respect to processed meat products, and, to a lesser extent, pork and beef and other products, while net sales of poultry decreased. Such increases in net sales are mainly attributable to changes in the mix of products sold, as a result of an increased concentration of higher priced products.

The following table provides a breakdown of changes in net sales and sales volumes in the domestic market.

	Net Sales			Sales Volumes
	Three Months Ended March 31,			Three Months Ended March 31,
	2012	2011	Change	2012	2011	Change
	(in millions of reais)		(%)	(in thousands of tons)		(%)
	(unaudited)
Domestic Market
Meat:
In natura:
Poultry	273	300	(9)	66	63	6
Pork/Beef	208	180	16	33	30	9

Total meats (in natura)	481	479	—	99	93	7
Processed meats	2,318	2,078	12	435	420	4

Other	193	133	44	99	105	(6)

Total	2,992	2,690	11	633	617	3

The following table sets forth our average selling prices in the domestic market.

	Average Selling Prices
	Three Months Ended March 31,
	2012	2011	Change
	(in reais per kg)
			(%)
Domestic Market	4.73	4.36	8.4

Export Markets

Net sales to our export markets decreased R$23.4 million, or 1.0%, to R$2,359.1 million in the three months ended March 31, 2012, from R$2,382.5 million in the corresponding period in 2011. Our exports were affected by price and volume pressures in certain key regions, such as the Middle East, as a result of the “Arab Spring,” and Japan. This decrease in exports primarily reflected a decrease in net sales of in natura poultry, which decrease was partially offset by small increases in net sales of processed meat products, other processed products and in natura pork and beef. While export volumes increased by 6.9%, from 541 thousand tons to 578 thousand tons, export net sales decreased due to a reduction in prices resulting from high existing levels of local inventory in important markets. This inventory was built up in 2011 at a time of strong demand from importers in these regions due to production shortfalls in various producing countries, which led to increased demand for Brazilian meat products in earlier periods.

In general, although sales volumes of poultry and pork were higher in the three months ended March 31, 2012 than in the corresponding period in 2011, sales volumes of poultry and pork were lower than in the three months ended December 31, 2011. With respect to beef, we have not seen a recovery in either in natura or processed beef export sales volumes, which were lower in the three months ended March 31, 2012 than both the corresponding period in 2011 and the three months ended December 31, 2011.

The following table provides a breakdown of changes in net sales and sales volumes in our export markets.

	Net Sales			Sales Volumes
	Three Months Ended March 31,			Three Months Ended March 31,
	2012	2011	Change	2012	2011	Change
	(in millions of reais, unless otherwise specified)		(%)	(in thousands of tons, unless otherwise specified)		(%)
	(unaudited)
Export Markets
Meat:
In natura:
Poultry	1,538	1,621	(5)	437	400	9
Pork/Beef	412	359	15	68	62	9

Total meat (in natura)	1,950	1,980	(1)	504	462	9
Processed meats	409	403	1	74	79	(6)

Total	2,359	2,383	(1)	578	541	7

The following table sets forth our average selling prices in our export markets.

	Average Selling Prices
	Three Months Ended March 31,
	2012	2011	Change
	(in reais per kg)
			(%)
Export Markets	4.08	4.40	(7.4)

We reported the following performance in our main overseas markets:

Far East — This market experienced narrower margins during the three months ended March 31, 2012, which are expected to persist until local inventory is fully aligned with supply and demand. Volumes increased by 27.6% and net sales increased by 9.9%. The Japanese market performed well up to the end of the first half of 2011 and then began to experience pricing pressures in the fourth quarter of 2011, which continued during the three months ended March 31, 2012. The negative effects in the Japanese market were offset by increases in net sales in other countries, particularly Hong Kong and Singapore.

Eurasia — Net sales decreased 30.2% and volumes decreased 26.7%, mainly due to the Russian trade ban on imports from a large part of Brazilian exporters. However, Ukraine absorbed a substantial portion of the volumes originally intended for export to the Russian market, partially offsetting the impact of the ban.

Europe — Net sales increased 3.1%, despite a 1.5% decrease in volume, due to our continued strategic focus on higher value-added products, especially with respect to Plusfood, which is expanding its portfolio of products based on increased local production capacity. This strategic focus and shift in product mix has helped us mitigate the effects of the economic challenges experienced by some regions in Europe.

Middle East — Volumes increased 6.3%, while net sales decreased 9.9%, mainly as a result of the macroeconomic consequences of the “Arab Spring,” which included a reduction in prices of in natura products, especially grilled chicken, thereby reducing margins in the market.

South America — Net sales increased 36.6% and volumes increased 26%, supported by the newly acquired businesses of Avex and Dánica, as well as growing demand in the South American markets as a whole. However, the Argentine government has adopted measures making it more difficult to export to Argentina from Brazil, which may impact future exports to the region.

Africa and other countries — Although the African economies continued to grow during the three months ended March 31, 2012 period, imports into Africa, including from Brazil, decreased. Net sales in the region decreased by 0.9%, and volume decreased by 1.4%.

Dairy Products

Net sales of dairy products increased by R$5.8 million, or 0.9%, to R$633.7 million in the three months ended March 31, 2012, from R$627.9 million in the corresponding period in 2011, despite a drop in volume of 10.1%, primarily in the fluid milk business, where volumes were down due to higher production costs. While operating margins for this segment continue to experience pressure, product launches in the cheese line, namely Sadia’s danbo and mozzarella cheeses, are beginning to show favorable results, reporting a 127% increase in net sales and an 86% increase in sales volumes for those products, which are sold into the retail and food service channels.

The following table provides a breakdown of changes in net sales and sales volume of dairy products.

	Net Sales			Sales Volumes
	Three Months Ended March 31,			Three Months Ended March 31,
	2012	2011	Change	2012	2011	Change
	(in millions of reais)		(%)	(in thousands of tons)		(%)
	(unaudited)
Dairy Products:
Dry division	383	431	(11)	192	222	(13)
Fresh and frozen division	251	197	28	59	58	3

Total dairy products	634	628	1	252	280	(10)

The following table sets forth our average selling prices of dairy products.

	Average Selling Prices
	Three Months Ended March 31,
	2012	2011	Change
	(in reais per kg)
			(%)
Dairy products	2.52	2.24	12.3

Food Service

Net sales in the food service segment increased by R$33.2 million, or 10.4%, to R$352.8 million in the three months ended March 31, 2012, from R$319.6 million in the corresponding period in 2011, primarily resulting from an 8% increase in volumes, especially with respect to processed products, and a 2.2% increase in average prices.

	Net Sales			Sales Volumes
	Three Months Ended March 31,			Three Months Ended March 31,
	2012	2011	Change	2012	2011	Change
	(in millions of reais)		(%)	(in thousands of tons)		(%)
	(unaudited)
Food service	353	320	10	57	53	8

The following table sets forth our average selling prices in our food service segment.

	Average Selling Prices
	As of March 31,
	2012	2011	Change
	(in reais per kg)
			(%)
Food service	6.16	6.03	2.2

Cost of Sales

Cost of sales increased 11.6% to R$4,993.6 million in the three months ended March 31, 2012 from R$4,474.9 million during the corresponding period in 2011, principally due to a 11.8% increase in the cost of corn and a 6.6% increase in the cost of milk, as well as other increases in the costs of raw materials and direct inputs, including breeding stock, which increased 6.7%.

Gross Profit

Gross profit decreased 13.1% to R$1,343.5 million in the three months ended March 31, 2012 from R$1,545.6 million in the corresponding period in 2011. Our gross profit was 21.2% of net sales in the three months ended March 31, 2012, compared to 25.7% in the corresponding period in 2011. This decrease in gross profit reflects our cost of sales having increased at a greater rate than our net sales, due to the reasons described above, namely added costs resulting from raw material and input costs and challenges in our export markets due to political events and an oversupply of inventory in certain key markets.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 10.7% to R$1,039.1 million in the three months ended March 31, 2012 from R$939.1 million in the corresponding period in 2011, mainly due to increases in our personnel expenses, freight costs and storage costs. Personnel expenses increased primarily due to the hiring of new employees at our distribution centers that were previously outsourced and to the growth in selling personnel in our food service segment. Freight costs increased primarily due to changes in delivery routes, which, in some cases, resulted in longer routes, as well as due to increases in fuel costs. Storage costs increased due to an increase in our inventory levels during the three months ended March 31, 2012 compared to the corresponding period in 2011. Selling expenses increased by 11.5%, and general and administrative expenses increased by 2%.

Other Operating Expenses

Other operating expenses decreased 49.8% to R$42.0 million in the three months ended March 31, 2012 from R$83.6 million in the corresponding period in 2011, due to income from reversal of provisions, recovery of expenses and pre-operational costs of new industrial units, as well as reversals of provisions for tax and civil claims. In accordance with IFRS, profit sharing is also included under this item.

Operating Income

Operating income before financial expenses (income) decreased 48.9% to R$268.1 million in the three months ended March 31, 2012 from R$525.0 million in the corresponding period in 2011, primarily due to lower gross profit as well as higher selling, general and administrative expenses. As a result, our operating income as a percentage of net sales was 4.2% in the three months ended March 31, 2012, representing a 450 basis point decrease as compared to 8.7% in the corresponding period in 2011.

The table below sets forth our operating income on a segment basis:

	Operating Income by Segment
	Three Months Ended March 31,
	2012	2011	Change
	(in millions of reais)		(%)
	(unaudited)
Domestic market	285.0	287.2	(0.8)
Export markets	(54.1)	194.0	(127.9)
Dairy products	(1.6)	(0.8)	(56.3)
Food service	38.8	44.6	(12.0)

Total	268.1	525.0	(49.0)

Financial Income (Expenses), net

Financial income (expenses), net was R$(75.0) million in the three months ended March 31, 2012, representing a 43.4% increase in financial expenses as compared to the corresponding period in 2011, when financial expenses were R$(52.3) million. This increase resulted mainly from an increase in net debt, as well as foreign exchange variation.

Given our high levels of exports, as well as our foreign-currency denominated debt, we use derivative and non-derivative financial instruments for currency hedging purposes, in accordance with hedge accounting standards (CPC 38 and IAS 39), which has the effect of excluding unrealized foreign exchange variations from our results of operations. On March 31, 2012, we had non-financial derivative instruments designated as hedge accounting for purposes of foreign exchange exposure of U.S.$595 million, and financial derivative instruments designated as hedge accounting for purposes of interest rate exposure relating to exports of U.S.$1,385 million, Euro 216 million and GBP 77.1 million. In each case, the unrealized foreign exchange variation is recorded under shareholders’ equity instead of under financial income (expenses), net.

Income Tax and Social Contribution

Income tax and social contribution was R$40.2 million in the three months ended March 31, 2012, representing a 53.3% decrease as compared to the corresponding period in 2011, when income tax and social contribution was R$86.0 million. Such variation is related to the decrease in our income before taxes during the three months ended March 31, 2012 compared to the corresponding period in 2011.

Net Income

For the reasons described above, net income attributable to BRF shareholders was R$153.2 million in the three months ended March 31, 2012, representing a 60.1% decrease as compared to R$383.5 million for the corresponding period in 2011. Our net margin for the three months ended March 31, 2012 was 2.4%, representing a 400 basis point decrease as compared to our net margin of 6.4% for the corresponding period of 2011.

Liquidity and Capital Resources

Our main cash requirements are the servicing of our debt, capital expenditures relating to expansion programs, acquisitions and the payment of dividends and interest on shareholders’ equity. Our primary cash sources have been cash flow from operating activities, loans and other financings, offerings of our common shares and sales of marketable securities. We believe that these sources of cash will be sufficient to cover our working capital needs in the ordinary course of our business.

For a description of our cash flows for the year ended December 31, 2011, see “Item 5: Operating and financial Review and prospects — Liquidity and Capital Resources” in our 2011 Form 20-F.

Cash Flows from Operating Activities

We recorded net cash flows from operating activities of R$616.6 million in the three months ended March 31, 2012, compared to net cash flows from operating activities of R$62.1 million in the corresponding period in 2011. Our operating cash flow for the three months ended March 31, 2012 reflects net income attributable to BRF shareholders of R$153.2 million, net non-cash adjustments of R$229.3 million and net changes in operating assets and liabilities of R$234.1 million. The net changes in operating assets and liabilities in the three months ended March 31, 2012 included redemptions of trading securities, net of investments in trading securities of R$548.0 million mainly used for capital expenditures and debt payments, decrease in trade accounts receivable of R$524.2 million due to the collection of holiday sales from December 2011, an increase in inventories of R$331.9 million, interest paid in the amount of R$127.1 million and disbursements for payroll and related charges totaling R$328.0 million.

Cash Flows Used in Investing Activities

We recorded R$589.6 million in net cash flows used in investing activities in the three months ended March 31, 2012, compared to R$275.8 million in the corresponding period in 2011. In the three months ended March 31, 2012, our cash used in investing activities consisted primarily of capital expenditures in property, plant and equipment in the amount of R$448.0 million, mainly attributable to (1) construction work, including expansion of industrial units, in the total amount of R$350.7 million, and (2) advances to suppliers of R$53.4 million and the acquisition and formation of breeding stock of R$116.7 million.

Cash Flows Used in Financing Activities

We recorded net cash flows used in financing activities of R$163.6 million in the three months ended March 31, 2012, compared to R$28.2 million provided by financing activities in the corresponding period in 2011. In the three months ended March 31, 2012, we received proceeds from loans and financings in the amount of R$801.4 million, which was more than offset by repayments of debt totaling R$625.1 million and interest payments on shareholders’ equity in the amount of R$339.9 million related to the 2011 fiscal year.

Debt

We use the net proceeds of our indebtedness primarily for capital expenditures, liquidity and purchases of raw materials. The following table sets forth our indebtedness (according to the type of debt and currency) net of cash, cash equivalents and marketable securities for the periods indicated.

	At March 31, 2012		At March 31, 2012	At December 31, 2011
	Short-term	Long-term
	(in millions of reais, except where indicated)
Total debt	3,590.4	4,494.6	8,085.0	8,053.6
(-)Other financial assets and liabilities, net	(115.8)	—	(115.9)	(247.2)
(-)Cash, cash equivalents and marketable securities:
Local currency	612.4	120.96	733.4	1,203.4
Foreign currency	1,412.5	80.98	1,493.5	1,689.6

Total	2,024.9	201.9	2,226.8	2,892.9

Net debt	1,681.3	4,292.6	5,974.0	5,407.9

Exchange rate exposure (in millions of U.S.$)(1)			U.S.$468.1	U.S.$470.7

(1)	See Note 4.3.1 in our unaudited interim consolidated financial statements contained in our Interim Financials Form 6-K for a table showing the calculation of our exchange rate exposure on the dates presented.

The maturity schedule of our indebtedness as of March 31, 2012 is as follows:

Current (through March 31, 2013)	R$	3,590.4
2013		527.7
2014		658.2
2015		269.1
2016 and onwards		3,039.6

Total	R$	8,085.0

Our principal debt instruments as of December 31, 2011 are described below. The descriptions below update and supersede the descriptions set forth in “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Debt” in our 2011 Form 20-F. For more information on these facilities, including information on average interest rates and weighted average maturities, see Note 19 to our audited consolidated financial statements included in our 2011 Form 20-F.

BNDES FINEM, Other Secured Debt and Development Bank Credit Lines

BNDES Facilities.    We have a number of outstanding obligations to BNDES, including loans in the amount of R$937.1 million as of December 31, 2011. The loans from BNDES were entered into to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans are generally payable monthly, with maturity dates varying from 2012 through 2017. The principal amount of the loans is denominated in reais, the majority of which bears interest at the TJLP rate plus a margin.

The remaining amounts totaling R$158.8 million are linked to the Unidade Monetária BNDES, or “UMBNDES,” basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations in the currencies in that basket. These loans are guaranteed by BRF and, in most cases, are secured by equipment and facilities. The covenants under these agreements include limitations on indebtedness, liens, and mergers and sales of assets.

FINAME Financing.    We and our subsidiaries obtained certain financing through several banks from the Special Agency for Industrial Financing (Agência Especial de Financiamento Industrial, or “FINAME”) for a total of R$9.6 million as of December 31, 2011. We use the funds from these contracts to purchase machinery and equipment. These contracts are secured, usually by the pledge of the financed assets (which cannot be subject to further liens), and are generally supported by guarantees. Most of the contracts provide for acceleration of the debt in the event of corporate restructuring without prior consent of the creditor.

FINEP Financing.    We obtained certain financing from Financiadora de Estudos e Projetos (“FINEP”), a public financing company under the Ministry of Science, Technology and Innovation. We entered into this loan to finance a milk extraction project. We will repay this debt in 81 equal monthly installments, from December 2011 to August 2018, together with interest in the amount of 5% per annum.

Industrial Credit Notes.    We had outstanding industrial credit notes (Cédulas de Crédito Industrial), receiving credits from official funds (the Fund for Worker Support (Fundo de Amparo ao Trabalhador), the Constitutional Fund for Financing in the Midwest (Fundo Constitucional de Financiamento de Centro-Oeste) and the Constitutional Fund for the Financing of the Northeast (Fundo Constitucional de Financiamento do Nordeste, or FNE) in the amount of R$328.0 million as of December 31, 2011. These securities have maturity dates of up to five years, except that the industrial credit notes with respect to the FNE mature in 2023. These securities are secured by liens on machinery and equipment and real estate mortgages. BRF guarantees the industrial credit notes with respect to the FNE in an amount in excess of the principal amount of the notes.

Export Credit Facilities

BNDES Facilities — Exim.    We have credit lines from BNDES to finance exports, with several commercial banks acting as intermediaries. The outstanding amount of debt on these credit lines as of December 31, 2011 was R$737.1 million. Such funds are indexed to TJLP plus a margin and mature in 2014. Settlement occurs in local currency without the risk associated with exchange rate variations.

Export Prepayment Facilities.    We had several export prepayment facilities in an aggregate outstanding amount of R$1,334.3 million as of December 31, 2011. The indebtedness under these facilities is generally denominated in U.S. dollars, with maturity dates varying from 2012 to 2019. Interest under these export prepayment facilities accrues at the three-month or six-month London Interbank Offered Rate (“LIBOR”) plus a spread. Under each of these facilities, we receive a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by BRF — Brasil Foods S.A. The covenants under these agreements include limitations on liens and mergers.

Business Loan Facilities.    We had several trade-related business loan facilities in an aggregate outstanding amount of R$1,196.0 million as of December 31, 2011. The indebtedness under these facilities is denominated in U.S. dollars, and maturities vary from one year to seven years. These facilities bear interest at LIBOR plus a margin, payable quarterly, semi-annually or annually. The proceeds from these facilities are used to import raw materials or for other working capital needs. The facilities are generally guaranteed by BRF. The principal covenants under these agreements include limitations on mergers and sales of assets.

Working Capital Facilities

Rural Credit Financing.    We have short-term rural credit loans in the amount of R$942.1 million as of December 31, 2011, with several commercial banks under a Brazilian federal government program that offers favorable interest rates as an incentive to invest in rural activities. We generally use the proceeds of these loans for working capital.

Other Working Capital Facilities.    We have also issued Industrial Credit Notes under the Brazilian Fund for Worker Support (Fundo de Amparo ao Trabalhador, or “FAT”) and Constitutional Fund for Financing of the Northeast (Fundo Constitucional de Financiamento do Nordeste, or “FNE”). These notes have maturity dates of up to five years and are secured by pledges of machinery and equipment and real estate mortgages. We also have a small amount of foreign currency credit lines that are used for working capital and import transactions for our operations in Argentina.

Sadia PESA Loan Facility

PESA.    Sadia has a loan facility obtained through the Special Sanitation Program for Agroindustrial Assets (Programa Especial de Saneamento de Ativos) for an outstanding amount of R$181.4 million as of December 31, 2011, subject to the variation of the IGP-M as of December 31, 2011 plus interest of 4.93% per year, secured by endorsements and pledges of public debt securities.

Tax Incentive Financing Programs

State Tax Incentive Financing Programs.    We also had R$14.9 million outstanding as of December 31, 2011 under credit facilities offered under state tax incentive programs to promote investments in those states. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGP-M plus a margin.

ACC/ACE Pre-Export Loans

ACCs and ACEs.    We obtain short-term pre-export loans known as Advances on Exchange Contracts (Adiantamentos de Contratos de Câmbio), or “ACCs,” and export loans known as Advances on Exchange Delivered (Adiantamentos sobre Câmbios Entregues), or “ACEs.” Central Bank regulations permit companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks but denominated in U.S. dollars. We had ACCs and ACEs in an aggregate outstanding principal amount of R$150.1 million as of December 31, 2011. Our ACCs and ACEs bore interest at an average rate of 1.2% as of December 31, 2011.

Bonds

BFF Notes.    In January 2010, we, through our subsidiary BFF International Limited, issued senior notes in the aggregate amount of U.S.$750.0 million. The bonds are guaranteed by BRF and Sadia, bear interest at a rate of 7.250% per year and mature on January 28, 2020. The bonds contain certain covenants, including limitations on liens, sale-leaseback transactions, certain mergers and consolidations, and transactions with affiliates.

Sadia Bonds.    In May 2007, Sadia issued bonds in the aggregate amount of U.S. $250.0 million. The bonds are guaranteed by BRF, bear interest at a rate of 6.875% per year and mature on May 24, 2017. The bonds contain certain covenants, including limitations on liens, sale-leaseback transactions, certain mergers and consolidations, and transactions with affiliates.

New Facilities

Since March 31, 2012, we have entered into the debt agreements described below:

Revolving Credit Facility.    In order to improve our liquidity management, on April 27, 2012 we and our subsidiaries Perdigão International Ltda. and Perdigão Europe — Sociedade Unipessoal LDA entered into a U.S.$500 million, 3-year revolving credit facility with two tranches (U.S. dollar and euro), with a syndicate of nineteen banks. Borrowing under this revolving credit facility accrues interest at an annual rate of LIBOR plus a spread ranging from 1.6% to 2.5% depending on our credit ratings. As of the date hereof, we have not made any borrowings under this revolving credit facility.

Derivatives

We enter into foreign currency exchange derivatives under which we had exposure of R$247.2 million as of December 31, 2011. The counterparties include several Brazilian financial institutions and involve interest rate swaps and the purchase and sale of currency. Their maturity dates vary from 2012 through 2019. These transactions do not require any guarantees and follow the rules of the São Paulo Stock Exchange or CETIP S.A., a trading and securities registration company. These derivatives are recorded in our balance sheet as other financial assets and liabilities.

Covenants and Covenant Compliance

Several of the instruments governing our indebtedness contain limitations on liens, and some of the instruments governing our indebtedness contain other covenants, such as limitations on indebtedness, mergers and sales of assets, and transactions with affiliates. At March 31, 2012, we were in compliance with the covenants contained in our debt instruments in all material respects.

Our debt instruments include customary events of default. The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of those instruments could trigger an event of default under other indebtedness or enable a creditor under another debt instrument to accelerate that indebtedness.

Capital Expenditures

The following discussion supplements the information set forth under “Item 4 — Information on the Company — A. History and Development of the Company — Capital Expenditures” in our 2011 Form 20-F.

Investments were R$565.7 million during the three months ended March 31, 2012, representing a 103.4% increase as compared to the corresponding period in 2011, which amount was R$278.1 million. Expenditures were directed to growth, efficiency and support projects, biological assets (including a R$116.7 million investment in breeder stock) and investments to improve synergies and replace production capacity in the context of the asset sales under the TCD. The increase from 2011 is mainly attributable to the implementation of investments that had been delayed or deferred while anti-trust approval for the Sadia business combination was pending with CADE, in addition to other expenditures contemplated by our growth plan.

Additional Information about Contingent Liabilities

The following information supplements the descriptions set forth under “Item 8. Financial Information — A. Consolidated Statements and Other Information — Legal Proceedings” in our 2011 Form 20-F.

Tax Proceedings

As reported in our 2011 Form 20-F, as of December 31, 2011, we had recorded provisions for probable losses, including legal fees, in tax proceedings of R$231.6 million. In addition, as reported in our 2011 Form 20-F, as of December 31, 2011, we were involved in tax proceedings for which we classified the probability of loss as “possible” in the amount of R$5,295.0 million. Of this “possible” amount, R$566.0 million reflected our estimate of the fair value as of December 31, 2011 of the contingent tax liabilities of Sadia as of the date of the business combination for which the risk of loss is classified as possible. We have recorded a provision for these Sadia pre-business combination “possible” amounts pursuant to paragraph 23 of IFRS 3, Business Combinations.

In addition, with respect to the description in our 2011 Form 20-F regarding the total amount of disputes relating to allegedly undue ICMS tax credits generated by tax incentives granted by states of origin (known as the guerra fiscal dispute), we wish to clarify that the total amount was R$1,331.6 million as of December 31, 2011 (R$1,057.3 million as of December 31, 2010).

Labor Proceedings

Included in the labor proceedings reported in our 2011 Form 20-F are a number of proceedings initiated by the Brazilian Federal Labor Prosecutor’s office (Ministério Público do Trabalho Federal) relating to overtime, mandated rest breaks and other employee-related issues. Other companies in the industry have been the subject of similar proceedings, and we do not believe these proceedings will have a material adverse effect on us. Of the approximately 50 outstanding proceedings, some have no assigned value, and the largest has a value of approximately R$5 million, which amount is included in the total amounts reported in our 2011 Form 20-F under “Item 8. Financial Information — A. Consolidated Statements and Other Information — Legal Proceedings — Labor Proceedings.” We generally disagree with the arguments presented by the Federal Labor Prosecutor and contest or appeal decisions in these proceedings. Occasionally, we enter into settlements with the Federal Labor Prosecutor’s office when we believe it is in our interest.

For example, on June 21, 2011, we entered into a consent decree (Termo de Ajustamento de Conduta) with the Federal Labor Prosecutor’s office (Ministerio Público do Trabalho Federal) for the State of São Paulo to settle a claim that we were not employing the minimum number of disabled workers required under Brazilian law. Under the decree, we agreed to donate R$2.1 million to local charities, and we have five years to reach at least 50% of the required quota of disabled persons. If we reach that goal, we will receive an additional five-year period to come into full compliance. If we are unable to meet this requirement, we face fines of up to R$1.0 million, and we will have to donate an additional amount of R$0.1 million.

Update on Litigation Relating to Sadia’s Former Chief Financial Officer

As reported in our 2011 Form 20-F under “Item 8. Financial Information — A. Consolidated Statements and Other Information — Legal Proceedings — Litigation Relating to Sadia’s Pre-Business Combination Derivatives Activities,” Sadia filed a lawsuit in June 2009 against its former Chief Financial Officer, and the same officer filed a labor lawsuit against Sadia. In the first lawsuit, Sadia has appealed unfavorable lower court decisions at the first and second levels and is awaiting a decision from the Superior Court of Justice (Superior Tribunal de Justiça). The unfavorable decisions did not address the merits of the case against the former officer. Sadia has made judicial deposits of approximately R$850,000, and we believe our risk of loss is limited to that amount. The labor lawsuit initiated by the former Chief Financial Officer was resolved in early 2012, and Sadia paid a judgment of less than R$100,000.

Additional Information about Property, Plant and Equipment

On December 28, 2010, we entered into a purchase and sale commitment agreement related to the sale of Sadias’s corporate offices located at Vila Anastácio, City of São Paulo, for R$120.0 million. We received a down-payment of R$4.0 million in cash and a further R$8.0 million payment in cash and the remainder will be paid in equal monthly installments from the date when the purchaser takes possession of the property, which we expect to occur later in 2012. The description in this paragraph replaces the description set forth under “Item 4. Information on the Company — D. Property, Plant and Equipment — Distribution” in our 2011 Form 20-F.

On October 16, 2008, we executed a consent agreement (Termo de Ajustamento de Conduta) with the environmental agency of the State of Santa Catarina (Fundação do Meio Ambiente – FATMA), in order to resolve issues arising from the occurrence of a fire that affected our unit in the Municipality of Videira. Under the agreement, we assumed certain obligations, including relating to contributing to the construction of Permanent Preservation Areas in Santa Catarina. To date, we have paid approximately R$287,750.00. We believe there are no more pending obligations that would represent significant additional costs to us. The description in this paragraph replaces the paragraph in our 2011 Form 20-F referring to a consent agreement relating to our Videira unit set forth in “Item 4. Information on the Company — D. Property, Plant and Equipment — Environment.”